GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

BARCLAYS CAPITAL INC.

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

MORGAN STANLEY & CO. LLC

c/o Goldman, Sachs & Co.

200 West Street

New York, NY 10282-2198

November 14, 2011

Re:	Delphi Automotive PLC

Registration Statement on Form S-1

Registration File No. 333-174493

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement, Form S-1, as filed on May 25, 2011 and as amended through Amendment No. 7 as filed on November 9, 2011, and (ii) the Preliminary Prospectus issued November 7, 2011, were distributed during the period November 7, 2011 through 12 noon, Eastern Standard Time, November 14, 2011, as follows:

Registration Statement	Preliminary Prospectus
19 to 19 Underwriters	1,793 to 1,793 Institutions
350 to 350 Dealers, Underwriters and Others

Total: 19	Total: 2,143

We were advised by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Delphi Automotive PLC for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3 p.m. Eastern Standard Time on November 16, 2011, or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

BARCLAYS CAPITAL INC.

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

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